UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of First Quarter 2024 Consolidated Results

Item 1

0 Haga clic para modificar el estilo de título Bogotá D.C., Colombia Carrera 13 No 26A - 47 - 23 rd Floor Quarterly Periodic Report 1Q2024 Grupo Aval Acciones y Valores S.A.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS, except per share information

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), and the largest merchant bank in Colombia (Corficolombiana). In addition, it is present in Panama through Multibank's operation through Banco de Bogotá.

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and the United States ("SEC").

As of March 31, 2024, the Company has the following issuances:

Stocks	Securities issues in force
Type of security	Common stock	Preferred stock
Trading system	Stock exchange	Stock exchange
Stock exchange	Colombian Stock Exchange (BVC)
Outstanding Shares (*)	16,201,712,499	7,541,763,255
Issue amount(*)	16,201,712,499	7,541,763,255
Amount placed(*)	16,201,712,499	7,541,763,255

Local Bonds
Year	Principal (million)	Rate	Rating
Issue of 2009 - Series A - 15 years	124,520	CPI+5.2%	AAA –BRC Investor Services S.A.
Issue of 2016 - Series A - 10 years	93,000	CPI+3.86%
Issue of 2016 - Series A - 20 years	207,000	CPI+4.15%
Issue of 2017 - Series A - 25 years	300,000	CPI +3.99%
Issue of 2019 - Series C - 5 years	100,000	6.42%
Issue of 2019 - Series A - 20 years	300,000	CPI +3.69%
	1,124,520
International Bonds
	Principal	Rate	Rating
	U. S. (million)
Issue of 2020 - 10 years	US 1,000	4.38%	Ba2 / Negative (Moody’s)
			BB+ Stable (Fitch)

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A – 47- 23rd Floor

2

Table of contents

Key results of 1Q24	4

Consolidated Financial Results	5

– Statement of Financial Position Analysis	7

– Income Statement Analysis	15

Risk Management	19

Quantitative and Qualitative disclosure about market risk	19

Corporate Governance	19

ESG	19

Separated Financial Results	21

– Statement of Financial Position Analysis	21

– Income Statement Analysis	22

Grupo Aval + Grupo Aval Limited	23

Definitions	24

Consolidated Financial Statements	25

Separate Financial Statements	27

3

Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, May 14th, 2024. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 113.7 billion (Ps 4.8 pesos per share) for 1Q24 . ROAE was 2.7% and ROAA was 0.6% for 1Q24.

•	Gross loans reached 189 trillion pesos, a 1.5% growth versus 4Q23 and 2.2% growth versus 1Q23. Consolidated deposits reached 189 trillion pesos, a 4.0% growth versus 4Q23 and 6.1% growth versus 1Q23.

•	Over the quarter, Aval banks gained market shares of 32 bps in total loans, 39 bps in commercial loans, 42 bps in consumer loans, and 17 bps in mortgages.

•	The quality of our loan portfolio on a +90 PDLs basis deteriorated 17 bps during the quarter.

•	Cost of risk for consumer loans decreased 4 pbs over the quarter. Cost of risk for commercial loans increased slightly due to strong loan balance growth. As a result, cost of risk for the quarter stood at 2.9%, 24 bps higher than on 4Q23.

•	During 1Q24, NIM on loans increased 16 bps during the quarter to 4.3%. Total NIM decreased 49 bps to 3.4% due to a lower NIM on investments.

•	Cost to Assets efficiency ratio improved to 2.8% versus 2.9% observed during 4Q23. OPEX grew 0.8% versus 1Q23.

•	Attributable net income for the quarter was 113.7 billion, with a ROAA of 0.6% and an ROAE of 2.7%.

4

Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, May 14th, 2024. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 113.7 billion (Ps 4.8 pesos per share) for 1Q24. ROAE was 2.7% and ROAA was 0.6% for 1Q24.

	COP $tn	1Q23	4Q23	1Q24	1Q24 vs 4Q23	1Q24 vs 1Q23
Balance Sheet	Gross Loans	$ 184.6	$ 185.8	$ 188.6	1.5%	2.2%
	Deposits	$ 178.4	$ 182.0	$ 189.2	4.0%	6.1%
	Deposits/Net Loans	1.00 x	1.03 x	1.06 x	0.03 x	0.06 x

Loan Quality	90 days PDLs / Gross Loans	3.4%	4.0%	4.1%	17 bps	70 bps
	Allowance/90 days PDLs	1.48 x	1.36 x	1.35 x	-0.01 x	-0.13 x
	Cost of risk	1.7%	2.7%	2.9%	24 bps	118 bps

Profitability	Net interest margin	3.7%	3.9%	3.4%	(49) bps	(34) bps
	Fee income Ratio	19.0%	19.0%	21.5%	246 bps	253 bps
	Efficiency Ratio	46.7%	54.0%	50.4%	(356) bps	369 bps
	Attributable net income	$ 0.43	$ 0.08	$ 0.11	37.2%	-73.2%
	ROAA	1.4%	0.5%	0.6%	13 bps	(79) bps
	ROAE	10.4%	2.0%	2.7%	74 bps	(768) bps

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

5

Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under IFRS
Financial Statements Under IFRS	1Q23	4Q23	1Q24
Information in Ps. Billions
Consolidated Statement of Financial Position	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Cash and cash equivalents	19,327.8	18,597.9	18,568.3	-0.2%	-3.9%
Trading assets	13,585.5	15,451.1	15,384.5	-0.4%	13.2%
Investment securities	31,969.1	34,425.7	36,560.0	6.2%	14.4%
Hedging derivatives assets	35.1	48.7	58.9	21.1%	67.9%
Total loans, net	179,102.9	176,168.1	178,471.0	1.3%	-0.4%
Tangible assets	7,247.8	6,995.9	7,094.4	1.4%	-2.1%
Goodwill	2,232.2	2,202.2	2,203.0	0.0%	-1.3%
Concession arrangement rights	13,536.2	13,557.3	13,568.4	0.1%	0.2%
Other assets	31,841.5	33,734.8	34,983.5	3.7%	9.9%
Total assets	298,878.2	301,181.6	306,892.0	1.9%	2.7%
Trading liabilities	1,517.6	2,154.4	1,193.1	-44.6%	-21.4%
Hedging derivatives liabilities	5.6	217.6	160.0	-26.5%	N.A.
Customer deposits	178,352.4	181,987.4	189,212.2	4.0%	6.1%
Interbank borrowings and overnight funds	8,799.8	15,081.9	17,222.0	14.2%	95.7%
Borrowings from banks and others	29,346.9	22,218.5	21,170.2	-4.7%	-27.9%
Bonds issued	27,352.4	23,427.8	22,829.1	-2.6%	-16.5%
Borrowings from development entities	4,539.5	4,813.1	4,864.3	1.1%	7.2%
Other liabilities	18,737.1	19,760.5	19,165.0	-3.0%	2.3%
Total liabilities	268,651.1	269,661.2	275,816.0	2.3%	2.7%
Equity attributable to owners of the parent	16,175.7	16,782.7	16,452.2	-2.0%	1.7%
Non-controlling interest	14,051.3	14,737.7	14,623.9	-0.8%	4.1%
Total equity	30,227.0	31,520.4	31,076.0	-1.4%	2.8%
Total liabilities and equity	298,878.2	301,181.6	306,892.0	1.9%	2.7%

Consolidated Statement of Income	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Interest income	7,008.3	7,421.9	7,236.2	-2.5%	3.3%
Interest expense	5,459.5	5,891.6	5,555.8	-5.7%	1.8%
Net interest income	1,548.8	1,530.3	1,680.4	9.8%	8.5%
Loans and other accounts receivable	920.5	1,370.1	1,485.4	8.4%	61.4%
Other financial assets	(0.3)	(2.3)	3.3	N.A	N.A
Recovery of charged-off financial assets	(133.7)	(132.5)	(128.6)	-2.9%	-3.8%
Net impairment loss on financial assets	786.5	1,235.3	1,360.1	10.1%	72.9%
Net interest income, after impairment losses	762.3	295.0	320.3	8.6%	-58.0%
Net income from commissions and fees	842.3	766.9	892.3	16.3%	5.9%
Gross profit from sales of goods and services	1,163.6	797.3	823.4	3.3%	-29.2%
Net trading income	(81.3)	202.3	243.6	20.4%	N.A
Net income from other financial instruments mandatory at FVTPL	93.9	76.6	104.5	36.4%	11.2%
Total other income	875.9	658.7	409.3	-37.9%	-53.3%
Total other expenses	2,077.0	2,177.0	2,094.6	-3.8%	0.8%
Net income before income tax expense	1,579.8	619.7	698.8	12.8%	-55.8%
Income tax expense	532.6	251.1	225.7	-10.1%	-57.6%
Net income for the period	1,047.3	368.6	473.1	28.4%	-54.8%
Non-controlling interest	622.2	285.7	359.4	25.8%	-42.2%
Net income attributable to owners of the parent	425.1	82.9	113.7	37.2%	-73.2%

Key ratios	1Q23	4Q23	1Q24
Net Interest Margin(1)	2.8%	2.8%	3.0%
Net Interest Margin (including net trading income)(1)	3.7%	3.9%	3.4%
Efficiency ratio(2)	46.7%	54.0%	50.4%
90 days PDL / Gross loans (5)	3.4%	4.0%	4.1%
Provision expense / Average gross loans (6)	1.7%	2.7%	2.9%
Allowance / 90 days PDL (5)	1.48	1.36	1.35
Allowance / Gross loans	5.1%	5.4%	5.6%
Charge-offs / Average gross loans (6)	1.8%	2.6%	2.5%
Total loans, net / Total assets	59.9%	58.5%	58.2%
Deposits / Total loans, net	99.6%	103.3%	106.0%
Equity / Assets	10.1%	10.5%	10.1%
Tangible equity ratio (7)	8.8%	9.1%	8.7%
ROAA(3)	1.4%	0.5%	0.6%
ROAE(4)	10.4%	2.0%	2.7%
Shares outstanding (EoP)	23,743,475,754	23,743,475,754	23,743,475,754
Shares outstanding (Average)	23,743,475,754	23,743,475,754	23,743,475,754
Common share price (EoP)	555.0	468.0	430.0
Preferred share price (EoP)	558.9	485.0	430.0
BV/ EoP shares in Ps.	681.3	706.8	692.9
EPS	17.9	3.5	4.8

P/E (8)	7.8	34.7	22.4
P/BV (8)	0.8	0.7	0.6

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables.Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

6

Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

Consolidated Financial Results

Statement of Financial Position Analysis

1. Assets

Total assets as of March 31st, 2024 totaled Ps 306,892.0 billion showing an increase of 2.7% versus total assets in March 31st, 2023 and an increase of 1.9% versus December 31th, 2023. Growth was mainly driven by (i) a 14.4% year over year growth in investment securities, net to Ps 36,560.0 billion, (ii) a 9.9% year over year increase in other assets equivalents to Ps 34,983.5 billion and (iii) a 13.2% yearly growth in trading assets, net to Ps 15,384.5 billion.

1.1 Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 2.2% between March 31st, 2024 and March 31st, 2023 to Ps 188,648.9 billion mainly driven by (i) a 3.1% increase in commercial loans to Ps 109,461.4 billion, (ii) a 4.6% increase in Mortgages loans to Ps 18,853.0 billion, and (iii) a 0.2% decrease in Consumer loans to Ps 60,049.7 billion.

Interbank & overnight funds decreased by 90.3% to Ps 379.2 billion versus 1Q23, given that a year ago Banco de Bogotá had just received the resources from the sales of its investment in BHI and had not yet deployed them.

Loss allowance was Ps 10,557.2 billion as of March 31st, 2024 taking net loans to Ps 178,471.0 billion.

Total loans, net	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Gross loans
Commercial loans	106,129.9	107,047.8	109,461.4	2.3%	3.1%
Consumer loans	60,186.9	59,999.6	60,049.7	0.1%	-0.2%
Mortgages loans	18,026.1	18,486.2	18,853.0	2.0%	4.6%
Microcredit loans	267.6	277.5	284.9	2.6%	6.4%
Gross loans	184,610.5	185,811.2	188,648.9	1.5%	2.2%
Interbank & overnight funds	3,920.0	392.6	379.2	-3.4%	-90.3%
Total gross loans	188,530.4	186,203.8	189,028.1	1.5%	0.3%
Loss allowance	(9,427.5)	(10,035.7)	(10,557.2)	5.2%	12.0%
Allowance for impairment of commercial loans	(5,380.1)	(5,294.6)	(5,435.7)	2.7%	1.0%
Allowance for impairment of consumer loans	(3,630.9)	(4,307.4)	(4,647.1)	7.9%	28.0%
Allowance for impairment of mortgages	(376.2)	(380.0)	(414.7)	9.1%	10.3%
Allowance for impairment of microcredit loans	(40.3)	(53.7)	(59.6)	11.2%	48.0%
Total loans, net	179,102.9	176,168.1	178,471.0	1.3%	-0.4%

7

Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
General purpose	74,955.1	73,611.9	75,765.7	2.9%	1.1%
Working capital	14,930.6	16,413.2	16,512.7	0.6%	10.6%
Financial leases	10,892.9	11,706.8	11,736.2	0.3%	7.7%
Funded by development banks	4,397.1	4,464.8	4,453.8	-0.2%	1.3%
Overdrafts	521.8	509.5	622.7	22.2%	19.3%
Credit cards	432.4	341.6	370.3	8.4%	-14.4%
Commercial loans	106,129.9	107,047.8	109,461.4	2.3%	3.1%
Payroll loans	33,360.4	32,619.6	32,801.9	0.6%	-1.7%
Personal loans	13,981.4	14,232.9	14,220.5	-0.1%	1.7%
Credit cards	7,192.8	7,596.2	7,478.1	-1.6%	4.0%
Automobile and vehicle	5,439.0	5,332.4	5,354.7	0.4%	-1.5%
Financial leases	17.2	15.5	16.4	5.6%	-5.0%
Overdrafts	73.4	76.1	73.5	-3.5%	0.2%
Other	122.6	127.0	104.7	-17.6%	-14.7%
Consumer loans	60,186.9	59,999.6	60,049.7	0.1%	-0.2%
Mortgages	15,596.4	16,294.2	16,665.2	2.3%	6.9%
Housing leases	2,429.7	2,192.0	2,187.7	-0.2%	-10.0%
Mortgages loans	18,026.1	18,486.2	18,853.0	2.0%	4.6%
Microcredit loans	267.6	277.5	284.9	2.6%	6.4%
Gross loans	184,610.4	185,811.2	188,648.9	1.5%	2.2%
Interbank & overnight funds	3,920.0	392.6	379.2	-3.4%	-90.3%
Total gross loans	188,530.4	186,203.8	189,028.1	1.5%	0.3%

In terms of gross loans (excluding interbank and overnight funds), 92.5% are domestic and 7.5% are foreign (reflecting the Multi Financial Holding operation). In terms of currency, 83.4% are peso denominated loans and 16.6% are USD denominated.

A 17.3% year over year appreciation of the Peso relative to the U.S. Dollar, led to softer growth metrics for US Dollar denominated loans in Pesos.

Commercial loans increased by 3.1% versus 1Q23 and 2.3% versus 4Q23. Over the year, Peso denominated loans increased by 7.1%, while dollar denominated loans increased 10.5% in dollar terms.

Consumer loans remained stable during 1Q24. Peso denominated consumer loans grew 0.6% yearly, while dollar denominated loans increased 6.4% in dollar terms.

Mortgages loans increased by 4.6% versus 1Q23 and 2.0% versus 4Q23. Over the year, Peso denominated loans increased by 11.1%, while dollar denominated loans increased 2.5% in dollar terms.

The following table shows the loans and receivables composition per segment.

8

Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

Gross loans / Segment ($)	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Banking services	183,210.7	184,576.0	187,372.4	1.5%	2.3%
Merchant Banking	2,177.3	2,575.8	2,661.3	3.3%	22.2%
Pension and Severance Fund Management	-	-	-	-	-
Holding	1,464.9	1,242.0	1,247.4	0.4%	-14.8%
Eliminations	(2,242.4)	(2,582.6)	(2,632.1)	1.9%	17.4%
Gross loans	184,610.5	185,811.2	188,648.9	1.5%	2.2%
Interbank & overnight funds	3,920.0	392.6	379.2	-3.4%	-90.3%
Total gross loans	188,530.4	186,203.8	189,028.1	1.5%	0.3%

Gross loans / Segment (%)	1Q23	4Q23	1Q24

Banking services	99.2%	99.3%	99.3%
Merchant Banking	1.2%	1.4%	1.4%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.8%	0.7%	0.7%
Eliminations	-1.2%	-1.4%	-1.4%
Gross loans	100.0%	100.0%	100.0%

High interest rates and the economic slowdown have led to a deterioration in the quality of our loan portfolio both over the quarter and the year.

Past due loans	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Performing	101,440.5	101,940.1	103,879.1	1.9%	2.4%
Between 31 and 90 days past due	710.3	604.8	892.0	47.5%	25.6%
+90 days past due	3,979.1	4,502.9	4,690.3	4.2%	17.9%
Commercial loans	106,129.9	107,047.8	109,461.4	2.3%	3.1%
Performing	56,924.8	56,233.0	55,960.7	-0.5%	-1.7%
Between 31 and 90 days past due	1,473.7	1,628.0	1,739.3	6.8%	18.0%
+90 days past due	1,788.3	2,138.5	2,349.7	9.9%	31.4%
Consumer loans	60,186.9	59,999.6	60,049.7	0.1%	-0.2%
Performing	17,042.5	17,253.2	17,532.5	1.6%	2.9%
Between 31 and 90 days past due	420.4	515.3	574.2	11.4%	36.6%
+90 days past due	563.2	717.6	746.3	4.0%	32.5%
Mortgages loans	18,026.1	18,486.2	18,853.0	2.0%	4.6%
Performing	229.5	229.9	232.0	0.9%	1.1%
Between 31 and 90 days past due	8.4	10.6	10.5	-0.8%	25.7%
+90 days past due	29.8	37.0	42.3	14.3%	42.2%
Microcredit loans	267.6	277.5	284.9	2.6%	6.4%
Gross loans	184,610.5	185,811.2	188,648.9	1.5%	2.2%
Interbank & overnight funds	3,920.0	392.6	379.2	-3.4%	-90.3%
Total gross loans	188,530.4	186,203.8	189,028.1	1.5%	0.3%

9

Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

Our 30 days PDL to total loans were 5.9% for 1Q24, 5.5% for 4Q23 and 4.9% for 1Q23. The ratio of 90 days PDL to total loans was 4.1% for 1Q24, 4.0% for 4Q23 and 3.4% for 1Q23.

30 days past due loans	1Q23	4Q23	1Q24

Commercial	4.4%	4.8%	5.1%
Consumer	5.4%	6.3%	6.8%
Mortgages	5.5%	6.7%	7.0%
Microcredit	14.2%	17.2%	18.5%
Total loans	4.9%	5.5%	5.9%

90 days past due loans	1Q23	4Q23	1Q24

Commercial	3.7%	4.2%	4.3%
Consumer	3.0%	3.6%	3.9%
Mortgages	3.1%	3.9%	4.0%
Microcredit	11.1%	13.3%	14.9%
Total loans	3.4%	4.0%	4.1%

Loans classified as stage 2 and 3 were 12.3% for 1Q24, 11.7% for 4Q23 and 12.7% for 1Q23. Allowance for stage 2 and 3 loans / stage 2 and 3 loans improved over the last 12 months and stood at 38.0% for 1Q24, 37.9% for 4Q23 and 33.9% for 1Q23.

Loans by stages (%)	1Q23	4Q23	1Q24

Loans classified as Stage 2 / gross loans	6.3%	4.9%	5.2%
Loans classified as Stage 3 / gross loans	6.4%	6.8%	7.0%
Loans classified as Stage 2 and 3 / gross loans	12.7%	11.7%	12.3%
Allowance for Stage 1 loans / Stage 1 loans	0.9%	1.1%	1.1%
Allowance for Stage 2 loans / Stage 2 loans	12.1%	14.1%	14.8%
Allowance for Stage 3 loans / Stage 3 loans	55.5%	55.2%	55.3%
Allowance for Stage 2 and 3 loans / Stage 2 and 3 loans	33.9%	37.9%	38.0%

Grupo Aval’s coverage over its 90 days PDL was 1.3x for 1Q24, 1.4x for 4Q23, and 1.5x for 1Q23, coverage over its 30 days PDL was 1.0x in 1Q24, 1.0x for 4Q23 and 1.1x 1Q23.

Impairment loss, net of recoveries of charged off assets to average gross loans was 2.9% for 1Q24, 2.7% for 4Q23, and 1.7% 1Q23. Charge-offs to average gross loans was 2.5% for 1Q24, 2.6% for 4Q23, and 1.8% in 1Q23.

Coverage and cost of risk	1Q23	4Q23	1Q24

Allowance for impairment / 30 days PDL	1.1	1.0	1.0
Allowance for impairment / 90 days PDL	1.5	1.4	1.3
Allowance for impairment / gross loans (*)	5.1%	5.4%	5.6%

Impairment loss / 30 days PDL	0.4	0.5	0.5
Impairment loss / 90 days PDL	0.6	0.7	0.8
Impairment loss / average gross loans (*)	2.0%	2.9%	3.2%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	1.7%	2.7%	2.9%

Charge-offs / average gross loans (*)	1.8%	2.6%	2.5%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

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Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

1.2 Investment securities and trading assets

Total investment securities and trading assets increased 14.0% to Ps 51,944.5 billion between March 31st, 2024 and March 31st, 2023 and increased 4.1% versus December 31st, 2023.

Ps 42,959.5 billion of our total portfolio is invested in debt securities, which increased by 18.6% between March 31st, 2024 and March 31st, 2023 and increased by 6.3% versus December 31st, 2023. Ps 7,748.9 billion of our total investment securities is invested in equity securities, which increased by 4.3% between March 31st, 2024 and March 31st, 2023 and increased by 5.0% versus December 31st, 2023.

Investment and trading assets	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Debt securities	5,145.6	7,113.4	7,770.1	9.2%	51.0%
Equity securities	6,525.1	6,260.2	6,378.3	1.9%	-2.3%
Derivative assets	1,914.8	2,077.6	1,236.0	-40.5%	-35.4%
Trading assets	13,585.5	15,451.1	15,384.5	-0.4%	13.2%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.4	1.9	1.9	0.6%	38.6%
Debt securities at FVOCI	21,275.0	23,326.8	24,978.6	7.1%	17.4%
Equity securities at FVOCI	903.1	1,117.3	1,370.6	22.7%	51.8%
Investments in securities at FVOCI	22,178.1	24,444.1	26,349.2	7.8%	18.8%
Investments in debt securities at AC	9,789.6	9,979.7	10,209.0	2.3%	4.3%
Investment and trading assets	45,554.5	49,876.8	51,944.5	4.1%	14.0%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 7.9% for 1Q24, 11.4% for 4Q23 and 11.7% for 1Q23.

1.3 Cash and Cash Equivalents

As of March 31st, 2024 cash and cash equivalents had a balance of Ps 18,568.3 billion showing a decrease of 3.9% versus March 31st, 2023 and 0.2% versus December 31st, 2023.

The ratio of cash and cash equivalents to customer deposits was 9.8% at March 31st, 2024, 10.2% at December 31st, 2023, and 10.8% at March 31st, 2023.

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Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of March 31st, 2024 reached Ps 18,222.3 billion, increasing by 2.1% versus March 31st, 2023 and 0.4% versus December 31st, 2023.

Goodwill as of March 31st, 2024 was Ps 2,203.0 billion, decreasing by 1.3% versus March 31st, 2023 and an increase of 0.03% versus December 31st, 2023.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of March 31st, 2024 reached Ps 16,019.4 billion and grew by 2.6% versus March 31st, 2023 and increased by 0.5% versus December 31st, 2023.

2. Liabilities

As of March 31st, 2024 Total Funding represented 92.6% of total liabilities and other liabilities represented 7.4%.

2.1 Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 255,297.8 billion as of March 31st, 2024 showing an increase of 2.8% versus March 31st, 2023 and 3.1% versus December 31st, 2023. Total customer deposits represented 74.1% of total funding as of 1Q24, 73.5% for 4Q23, and 71.8% for 1Q23.

Average cost of funds was 8.9% for 1Q24, 9.5% for 4Q23 and 8.9% for 1Q23.

2.1.1 Customer deposits

Customer deposits	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Checking accounts	17,917.7	17,737.8	16,677.0	-6.0%	-6.9%
Other deposits	928.3	430.2	366.1	-14.9%	-60.6%
Non-interest bearing	18,846.0	18,168.0	17,043.1	-6.2%	-9.6%
Checking accounts	6,041.7	6,072.1	5,788.4	-4.7%	-4.2%
Time deposits	85,133.4	86,597.5	91,149.9	5.3%	7.1%
Savings deposits	68,331.2	71,149.9	75,230.8	5.7%	10.1%
Interest bearing	159,506.4	163,819.4	172,169.1	5.1%	7.9%
Customer deposits	178,352.4	181,987.4	189,212.2	4.0%	6.1%

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Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

Of our total customer deposits as of March 31st, 2024, checking accounts represented 11.9%, time deposits 48.2%, savings accounts 39.8%, and other deposits 0.2%.

The following table shows the customer deposits composition by segment.

Deposits / Segment($)	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Banking services	175,101.3	177,750.7	184,259.4	3.7%	5.2%
Merchant Banking	6,719.7	8,169.6	8,414.8	3.0%	25.2%
Pension and Severance Fund Management	1.2	1.3	1.3	-0.5%	10.1%
Holding	-	-	-	N.A	N.A
Eliminations	(3,469.8)	(3,934.2)	(3,463.3)	-12.0%	-0.2%
Total Grupo Aval	178,352.4	181,987.4	189,212.2	4.0%	6.1%

Deposits / Segment (%)	1Q23	4Q23	1Q24
Banking services	98.2%	97.7%	97.4%
Merchant Banking	3.8%	4.5%	4.4%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.0%	0.0%	0.0%
Eliminations	-1.9%	-2.2%	-1.8%
Total Grupo Aval	100.0%	100.0%	100.0%

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of March 31st, 2024 borrowings from banks and other totaled Ps 26,034.5 billion, decreasing 23.2% versus March 31st, 2023 and 3.7% versus December 31st, 2023. Over the year, Peso denominated borrowings from banks and others increased by 0.4%, while dollar denominated borrowings from banks and others decreased 19.8% in dollar terms.

2.1.3 Bonds issued

Total bonds issued as of March 31st, 2024 totaled Ps 22,829.1 billion and decreased 16.5% versus March 31st, 2023 and 2.6% versus December 31st, 2023. Over the year, Peso denominated bonds decreased by 14.6%, while dollar denominated bonds decreased 0.5% in dollar terms.

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Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its most relevant consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

As of March 31st, 2024 non-controlling interest was Ps 14,623.9 billion which increased by 4.1% versus March 31st, 2023 and decreased by 0.8% versus December 31st, 2023. Total non-controlling interest represents 47.1% of total equity as of 1Q24, compared to 46.8% in 4Q23 and 46.5% in 1Q23.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percemtage consolidated by Aval	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Banco de Bogotá	68.9%	68.9%	68.9%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
Porvenir	75.8%	75.8%	75.8%	-	-
Corficolombiana	40.5%	40.5%	40.5%	-	-

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of March 31st, 2024 was Ps 16,452.2 billion, showing an increase of 1.7% versus March 31st, 2023 and decrease 2.0% versus December 31st, 2023.

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Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to the owners of the parent company for 1Q24 was Ps 113.7 billion showing a 73.2% decrease versus 1Q23 and a 37.2% increase versus 4Q23.

Consolidated Statement of Income	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Interest income	7,008.3	7,421.9	7,236.2	-2.5%	3.3%
Interest expense	5,459.5	5,891.6	5,555.8	-5.7%	1.8%
Net interest income	1,548.8	1,530.3	1,680.4	9.8%	8.5%
Loans and other accounts receivable	920.5	1,370.1	1,485.4	8.4%	61.4%
Other financial assets	(0.3)	(2.3)	3.3	-244.3%	N.A
Recovery of charged-off financial assets	(133.7)	(132.5)	(128.6)	-2.9%	-3.8%
Net impairment loss on financial assets	786.5	1,235.3	1,360.1	10.1%	72.9%
Net income from commissions and fees	842.3	766.9	892.3	16.3%	5.9%
Gross profit from sales of goods and services	1,163.6	797.3	823.4	3.3%	-29.2%
Net trading income	(81.3)	202.3	243.6	20.4%	N.A
Net income from other financial instruments mandatory at FVTPL	93.9	76.6	104.5	36.4%	11.2%
Total other income	875.9	658.7	409.3	-37.9%	-53.3%
Total other expenses	2,077.0	2,177.0	2,094.6	-3.8%	0.8%
Net income before income tax expense	1,579.8	619.7	698.8	12.8%	-55.8%
Income tax expense	532.6	251.1	225.7	-10.1%	-57.6%
Net income for the period	1,047.3	368.6	473.1	28.4%	-54.8%
Non-controlling interest	622.2	285.7	359.4	25.8%	-42.2%
Net income attributable to owners of the parent	425.1	82.9	113.7	37.2%	-73.2%

1. Net Interest Income

Net interest income	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Interest income
Commercial	3,382.1	3,793.1	3,600.1	-5.1%	6.4%
Interbank and overnight funds	375.0	206.6	169.6	-17.9%	-54.8%
Consumer	2,178.6	2,380.6	2,335.8	-1.9%	7.2%
Mortgages and housing leases	408.4	446.3	468.5	5.0%	14.7%
Microcredit	17.3	18.4	19.4	5.6%	12.3%
Loan portfolio	6,361.4	6,844.9	6,593.4	-3.7%	3.6%
Interests on investments in debt securities	646.9	576.9	642.7	11.4%	-0.6%
Total interest income	7,008.3	7,421.9	7,236.2	-2.5%	3.3%
Interest expense
Checking accounts	62.5	80.7	73.0	-9.5%	16.9%
Time deposits	2,216.4	2,608.1	2,525.5	-3.2%	13.9%
Savings deposits	1,591.8	1,527.3	1,442.5	-5.6%	-9.4%
Total interest expenses on deposits	3,870.6	4,216.1	4,041.0	-4.2%	4.4%
Interbank borrowings and overnight funds	395.9	550.0	487.0	-11.5%	23.0%
Borrowings from banks and others	487.7	456.1	420.0	-7.9%	-13.9%
Bonds issued	562.6	507.2	457.0	-9.9%	-18.8%
Borrowings from development entities	142.6	162.1	150.9	-6.9%	5.8%
Total interest expenses on financial obligations	1,588.9	1,675.5	1,514.9	-9.6%	-4.7%
Total interest expense	5,459.5	5,891.6	5,555.8	-5.7%	1.8%
Net interest income	1,548.8	1,530.3	1,680.4	9.8%	8.5%

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Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

Our net interest income increased by 8.5% to Ps 1,680.4 billion for 1Q24 versus 1Q23 and by 9.8% versus 4Q23. The increase versus 1Q23 was derived mainly from a 3.3% increase in total interest income offset by a 1.8% increase in total interest expense.

Net Interest Margin (NIM)	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Consolidated
Net Interest Margin (NIM) (*)	3.71%	3.85%	3.36%	(49)	(34)
NIM on loans	3.59%	4.13%	4.29%	16	70
NIM on Investments	4.17%	2.73%	-0.23%	(296)	(440)
Banking segment
Net Interest Margin (NIM) (*)	4.27%	4.44%	4.22%	(21)	(5)
NIM on loans	4.47%	4.99%	5.07%	8	60
NIM on Investments	3.28%	1.49%	-0.06%	(155)	(334)

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 72.9% to Ps 1,360.1 billion for 1Q24 versus 1Q23 and by 10.1% versus 4Q23.

Net impairment loss on financial assets	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Loans and other accounts receivable	920.5	1,370.1	1,485.4	8.4%	61.4%
Other financial assets	(0.3)	(2.3)	3.3	N.A	N.A
Recovery of charged-off financial assets	(133.7)	(132.5)	(128.6)	-2.9%	-3.8%
Net impairment loss on financial assets	786.5	1,235.3	1,360.1	10.1%	72.9%

Our annualized gross cost of risk was 3.2% for 1Q24, 2.9% for 4Q23, and 2.0% 1Q23. Net of recoveries of charged-off assets our ratio was 2.9% for 1Q24, 2.7% for 4Q23, and 1.7% for 1Q23.

(*) Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 3.0% for 1Q24, 2.8% for 4Q23 and 1Q23.

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Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

3. Total non-interest income

Total non-interest income	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Income from commissions and fees
Banking fees (1)	664.4	704.2	678.9	-3.6%	2.2%
Trust activities and management services	122.9	112.9	120.3	6.6%	-2.1%
Pension and severance fund management	250.0	204.7	281.9	37.7%	12.8%
Bonded warehouse services	47.3	45.7	45.8	0.2%	-3.2%
Total income from commissions and fees	1,084.5	1,067.5	1,126.9	5.6%	3.9%
Expenses from commissions and fees	242.2	300.6	234.6	-22.0%	-3.2%
Net income from commissions and fees	842.3	766.9	892.3	16.3%	5.9%

Income from sales of goods and services	2,927.5	3,077.9	2,592.5	-15.8%	-11.4%
Costs and expenses from sales of goods and services	1,763.8	2,280.6	1,769.1	-22.4%	0.3%
Gross profit from sales of goods and services	1,163.6	797.3	823.4	3.3%	-29.2%

Total trading investment income	591.0	708.8	301.4	-57.5%	-49.0%
Total derivatives income	(672.3)	(506.5)	(57.8)	-88.6%	-91.4%
Net trading income	(81.3)	202.3	243.6	20.4%	N.A
Net income from other financial instruments mandatory at FVTPL	93.9	76.6	104.5	36.4%	11.2%

Other income
Foreign exchange gains (losses), net	488.5	251.5	31.9	-87.3%	93.5%
Net gain on sale of investments and OCI realization	27.5	44.5	53.4	20.0%	93.9%
Gain on the sale of non-current assets held for sale	1.1	12.0	3.9	-67.4%	266.8%
Income from non-consolidated investments (2)	214.5	85.9	225.5	162.5%	5.1%
Net gains on asset valuations	0.0	90.1	8.1	-91.1%	N.A.
Other income from operations	144.2	174.8	86.6	-50.5%	-40.0%
Total other income	875.9	658.7	409.3	-37.9%	-53.3%

Total non-interest income	2,894.5	2,501.7	2,473.1	-1.1%	-14.6%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)	Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net income from commissions and fees for 1Q24 totaled Ps 892.3 billion and increased by 5.9% versus 1Q23 and 16.3% versus 4Q23. Income from commissions and fees increased by 3.9% to Ps 1,126.9 billion in 1Q24 versus 1Q23 and 5.6% versus 4Q23.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 29.2% to Ps 823.4 billion for 1Q24 versus 1Q23 and increased by 3.3% quarterly.

The infrastructure sector experienced a 46.1% contraction compared to the first quarter of 2023, explained by concessions that are moving from the construction to the operation phase like Coviandina. The energy & gas sector grew 50.3% compared to 1Q23, due to higher gas consumption that favored Promigas.

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Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

3.3 Total other income from operations

Other income	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Total derivatives income	(672.3)	(506.5)	(57.8)	-88.6%	-91.4%

Foreign exchange gains (losses), net	488.5	251.5	31.9	-87.3%	-93.5%

Derivatives and foreign exchange gains (losses), net (1)	(183.7)	(255.0)	(25.9)	-89.8%	-85.9%

Net gains on asset valuations	0.0	90.1	8.1	-91.1%	N.A.
Net income from other financial instruments mandatory at FVTPL	93.9	76.6	104.5	36.4%	11.2%
Net gain on sale of investments and OCI realization	27.5	44.5	53.4	20.0%	93.9%
Gain on the sale of non-current assets held for sale	1.1	12.0	3.9	-67.4%	266.8%
Income from non-consolidated investments (2)	214.5	85.9	225.5	162.5%	5.1%
Other income from operations	144.2	174.8	86.6	-50.5%	-40.0%

Total other income from operations	297.6	228.8	456.0	99.3%	53.2%

(1)Includes income from trading and hedging derivatives reflected as part of the net trading income on the statement of profit and loss.

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

Total other income for 1Q24 totaled Ps 456.0 billion, quarterly and yearly performance is driven by higher derivatives and foreign exchange gains. Additionally, dividend seasonality contributes to the quarter compared with 4Q23.

4. Other expenses

Total other expenses for 1Q24 totaled Ps 2,094.6 billion and increased by 0.8% versus 1Q23 and decreased by 3.8% versus 4Q23. Our efficiency ratio measured as total other expenses to total income was 50.4% in 1Q24, 54.0% in 4Q23 and 46.7% for 1Q23.

General and administrative expenses reached Ps 1,088.9 billion, decreasing 7.9% over the quarter. Operating taxes and deposit insurances increased 8.1% and 9.0%, respectively compared to 1Q23. Personnel expenses reached Ps. 768.8 billion, increased 2.7% quarterly.

The ratio of annualized total other expenses as a percentage of average total assets was 2.8% for 1Q24 and 2.9% for 4Q23, and 2.8% for 1Q23.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

Non-controlling interest in the income statement was Ps 359.4 billion, showing a 42.2% decrease versus 1Q23 and a 25.8% increase versus 4Q23. In addition, the ratio of non-controlling interest to income before non-controlling interest was 76.0% in 1Q24, 77.5% in 4Q23 and 59.4% in 1Q23.

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Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

RISK MANAGEMENT

During the first quarter of 2024, there were no material changes in the degree of exposure to the relevant risks disclosed in the report as of December 2023, nor have any new relevant risks been identified that merit disclosure as of March 31st , 2024, according to the instructions given in paragraph 8.4.1.2.1 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

During 1Q24, there were no material qualitative and quantitative changes in market risk in comparison with the information reported in the report as of 4Q23, that merit disclosure as of March 31st, 2024, in accordance with the instructions given in paragraph 8.4.1.1.4 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

ESG

In terms of ESG, during this quarter there have been no material changes that should be reported.

CORPORATE GOVERNANCE

With respect to Corporate Governance, the following material changes were presented during the first quarter of 2024:

Amendment of the By-laws:

At the ordinary meeting of the General Assembly of Shareholders of Grupo Aval Acciones y Valores S.A., held on March 20, 2024, the amendment of articles 19, 21, 22, 28 of the Bylaws was approved and article 23 of the by-laws was removed.

In general terms, the reform consisted in the elimination of alternate members of the Board of Directors, the change in the composition of the board form 7 to 9 members, modifications regarding the composition of the Audit Committee and some clarifications regarding the appointment of the Secretary of the Board of Directors.

The reform of the by-laws is available on the Company´s webpage

Board of Directors:

Pursuant to the Amendment to the By-laws of the Company, the composition of the Board of Directors changed from 7 to 9 members, worth noting the following changes:

19

Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

•	Mr. Luis Carlos Sarmiento Gutiérrez, who until March 20 acted as President and Legal Representative of the Company, was appointed as Director of the company and as Chairman of the Board of Directors. Mr. Sarmiento Gutiérrez replaced Mr. Luis Carlos Sarmiento Angulo as president of the Board of Directors.

•	Mauricio Cárdenas Müller, Fabio Castellanos Ordonez, Luis Fernando López Roca and Esther América Paz Montoya, were re-elected as members of the Board of Directors.

•	Andrés Escobar Arango, José Mauricio Salgar Hurtado and Jorge Silva Lujan were elected as members of the Board of Directors.

•	As a result of these changes, the Board of Directors is now predominantly composed by independent directors (6 out of 9).

•	The Board fees were set at eleven million pesos ($11,000,000) for attendance to each meeting and two million pesos ($2,000,000) for attendance to each committee session.

Presidency of the Company:

Due to its appointment as member and chairman of the Board of Directors of the company, Mr. Luis Carlos Sarmiento Gutiérrez resigned from his position as President of the company. The Board of Directors unanimously elected Dr. María Lorena Gutiérrez Botero as the new President of the company.

Policy Amendments:

As a result of the amendments to the By-laws, the “Policy of Appointment and Remuneration of the Board of Directors” was amended by the Shareholders regarding the sections related to the alternate members.

20

Report of 1Q2024 consolidated results Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Below, we present a summary of our financial statements at the separate level by the end of the first quarter of 2024. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Assets

The assets are mainly represented by the interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.3%), Banco Popular (93.7%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of March 31st, 2024 totaled Ps 20,301.2 billion, decreasing 2.1% or Ps 442.3 billion versus March 31st, 2023 and remained stable compared with December 31st, 2023. The annual decrease is mainly explained by lower dividends declared by our subsidiaries.

Liabilities

Total liabilities as of March 31st, 2024 totaled Ps 3,389.0 billion, increasing 10.6% or Ps 323.7 billion versus December 31st, 2023 and decreasing 16.3% or Ps 661.9 billion versus March 31st, 2023.

The annual decrease is mainly explained by (i) 40.0% or Ps 451.6 billion decrease in accounts payable due to lower dividends declared by our company to shareholders, (ii) a 12.5% or Ps 218.5 billion decrease in borrowings at amortized cost in line with the annually appreciation of the Colombian Peso, and (iii) a 20.0% or Ps 224.5 billion decrease in outstanding bonds due to FX movements On the other hand, the quarterly increase is mainly due to the 86.3% or Ps 314.0 billion increase in accounts payable due to seasonality of dividends.

The financial indebtedness of Grupo Aval did not present material changes compared to what was reported as of December 31st, 2023.

Equity

As of March 31st, 2024, shareholders' equity was Ps 16,912.2, 1.9% less than that reported on December 31st, 2023 and more by 1.3% or Ps 219.6 from the equity reported as of March 31st, 2023. This movement reflects mainly dividends.

Net Income

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

21

Report of 1Q2024 consolidated results Information reported in Ps billions and under Colombian IFRS

During the 1Q24 we presented a net profit from of Ps 119.6 billion, increasing 57.3% versus 4Q23 and decreasing by 71.2% compared to 1Q23. The increase in profits is explained by a higher equity method income.

Our banking subsidiaries continue to experience challenges related to higher cost of credit but there are positive trends on margins, fees and efficiency. Our non-financial sector performed as expected decreasing 29.2% yearly and our pension fund had a strong quarter related to performance-based fees.

22

Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,653.7 billion (Ps 508.5 billion of bank debt and Ps 1,145.2 billion of bonds denominated in Colombian pesos) as of March 31st, 2024. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of March 31st, 2024 , the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 3,844.8 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the operating income and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 530.8 billion of total liquid assets, a total gross indebtedness of Ps 5,498.6 billion and a net indebtedness of Ps 4,967.8 billion as of March 31st, 2024. In addition to liquid assets, has Ps 1,237.4 billion in loans with related parties and Grupo Aval Ltd. has Ps 2,007.4 billion in investments in AT1 instruments.

Total liquid assets as of March 31, 2024
Cash and cash equivalents	408.5
Fixed income investments	122.3
Total liquid assets	530.8

As of March 31st, 2024 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans, AT1 investments, and goodwill as a percentage of shareholders' equity) was 1.23x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Double leverage (1)	1.27x	1.22x	1.23x	0.00	-0.04
Net debt / Core earnings (2)(3)	6.21x	3.30x	3.42x	0.12	-2.79
Net debt / Cash dividends (2)(3)	14.73x	4.78x	4.95x	0.17	-9.78
Core Earnings / Interest Expense (2)	2.06x	3.60x	3.73x	0.13	1.67

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans, AT1 investments and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

23

Report of 1Q2024

DEFINITIONS

Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Gross loans excludes interbank and overnight funds.

Interest Earning Assets are calculated as the sum of average gross loans, average interbanks and average investments.

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases.

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

24

Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23

Cash and cash equivalents	19,327.8	18,597.9	18,568.3	-0.2%	-3.9%

Investment and trading assets
Debt securities	5,145.6	7,113.4	7,770.1	9.2%	51.0%
Equity securities	6,525.1	6,260.2	6,378.3	1.9%	-2.3%
Derivative assets	1,914.8	2,077.6	1,236.0	-40.5%	-35.4%
Trading assets	13,585.5	15,451.1	15,384.5	-0.4%	13.2%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.4	1.9	1.9	0.6%	38.6%
Investments in securities at FVOCI	22,178.1	24,444.1	26,349.2	7.8%	18.8%
Investments in debt securities at AC	9,789.6	9,979.7	10,209.0	2.3%	4.3%
Investment securities	31,969.1	34,425.7	36,560.0	6.2%	14.4%
Hedging derivatives assets	35.1	48.7	58.9	21.1%	67.9%

Gross loans
Commercial loans	110,049.8	107,440.4	109,840.6	2.2%	-0.2%
Commercial loans	106,129.9	107,047.8	109,461.4	2.3%	3.1%
Interbank & overnight funds	3,920.0	392.6	379.2	-3.4%	-90.3%
Consumer loans	60,186.9	59,999.6	60,049.7	0.1%	-0.2%
Mortgages loans	18,026.1	18,486.2	18,853.0	2.0%	4.6%
Microcredit loans	267.6	277.5	284.9	2.6%	6.4%
Total gross loans	188,530.4	186,203.8	189,028.1	1.5%	0.3%
Loss allowance	(9,427.5)	(10,035.7)	(10,557.2)	5.2%	12.0%
Total loans, net	179,102.9	176,168.1	178,471.0	1.3%	-0.4%

Other accounts receivable, net	24,384.5	25,617.2	26,442.4	3.2%	8.4%
Non-current assets held for sale	100.1	101.2	103.1	1.9%	3.0%
Investments in associates and joint ventures	1,191.4	1,290.7	1,123.9	-12.9%	-5.7%

Own-use property, plant and equipment for own-use and given in operating lease, net	4,695.6	4,427.8	4,447.9	0.5%	-5.3%
Right-of-use assets	1,382.7	1,337.0	1,419.7	6.2%	2.7%
Investment properties	956.5	1,000.5	996.5	-0.4%	4.2%
Biological assets	213.1	230.7	230.3	-0.2%	8.1%
Tangible assets	7,247.8	6,995.9	7,094.4	1.4%	-2.1%

Goodwill	2,232.2	2,202.2	2,203.0	0.0%	-1.3%
Concession arrangement rights	13,536.2	13,557.3	13,568.4	0.1%	0.2%
Other intangible assets	2,082.7	2,382.4	2,450.9	2.9%	17.7%
Intangible assets	17,851.1	18,141.9	18,222.3	0.4%	2.1%

Current	1,950.1	2,596.8	2,993.9	15.3%	53.5%
Deferred	1,525.4	1,280.9	1,403.5	9.6%	-8.0%
Income tax assets	3,475.5	3,877.7	4,397.4	13.4%	26.5%

Other assets	607.4	465.6	465.7	0.0%	-23.3%
Total assets	298,878.2	301,181.6	306,892.0	1.9%	2.7%

Trading liabilities	1,517.6	2,154.4	1,193.1	-44.6%	-21.4%
Hedging derivatives liabilities	5.6	217.6	160.0	-26.5%	N.A.

Customer deposits	178,352.4	181,987.4	189,212.2	4.0%	6.1%
Checking accounts	23,959.4	23,809.9	22,465.4	-5.6%	-6.2%
Time deposits	85,133.4	86,597.5	91,149.9	5.3%	7.1%
Savings deposits	68,331.2	71,149.9	75,230.8	5.7%	10.1%
Other deposits	928.3	430.2	366.1	-14.9%	-60.6%
Financial obligations	70,038.5	65,541.3	66,085.7	0.8%	-5.6%
Interbank borrowings and overnight funds	8,799.8	15,081.9	17,222.0	14.2%	95.7%
Borrowings from banks and others	29,346.9	22,218.5	21,170.2	-4.7%	-27.9%
Bonds issued	27,352.4	23,427.8	22,829.1	-2.6%	-16.5%
Borrowings from development entities	4,539.5	4,813.1	4,864.3	1.1%	7.2%
Total financial liabilities at amortized cost	248,390.9	247,528.7	255,297.8	3.1%	2.8%

Legal related	228.0	217.7	197.2	-9.4%	-13.5%
Other provisions	914.0	865.6	847.9	-2.0%	-7.2%
Provisions	1,142.0	1,083.3	1,045.0	-3.5%	-8.5%

Current	319.8	268.3	312.5	16.5%	-2.3%
Deferred	5,244.3	5,546.6	5,641.8	1.7%	7.6%
Income tax liabilities	5,564.2	5,815.0	5,954.3	2.4%	7.0%
Employee benefits	886.9	907.8	926.8	2.1%	4.5%
Other liabilities	11,144.0	11,954.4	11,238.8	-6.0%	0.9%
Total liabilities	268,651.1	269,661.2	275,816.0	2.3%	2.7%

Equity attributable to owners of the parent	16,175.7	16,782.7	16,452.2	-2.0%	1.7%
Non-controlling interest	14,051.3	14,737.7	14,623.9	-0.8%	4.1%
Total equity	30,227.0	31,520.4	31,076.0	-1.4%	2.8%

Total liabilities and equity	298,878.2	301,181.6	306,892.0	1.9%	2.7%

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

25

Report of 1Q2024 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23
Interest income
Loan portfolio	6,361.4	6,844.9	6,593.4	-3.7%	3.6%
Interests on investments in debt securities	646.9	576.9	642.7	11.4%	-0.6%
Total interest income	7,008.3	7,421.9	7,236.2	-2.5%	3.3%

Interest expense
Checking accounts	62.5	80.7	73.0	-9.5%	16.9%
Time deposits	2,216.4	2,608.1	2,525.5	-3.2%	13.9%
Savings deposits	1,591.8	1,527.3	1,442.5	-5.6%	-9.4%
Total interest expenses on deposits	3,870.6	4,216.1	4,041.0	-4.2%	4.4%

Interbank borrowings and overnight funds	395.9	550.0	487.0	-11.5%	23.0%
Borrowings from banks and others	487.7	456.1	420.0	-7.9%	-13.9%
Bonds issued	562.6	507.2	457.0	-9.9%	-18.8%
Borrowings from development entities	142.6	162.1	150.9	-6.9%	5.8%
Total interest expenses on financial obligations	1,588.9	1,675.5	1,514.9	-9.6%	-4.7%
Total interest expense	5,459.5	5,891.6	5,555.8	-5.7%	1.8%
Net interest income	1,548.8	1,530.3	1,680.4	9.8%	8.5%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	920.5	1,370.1	1,485.4	8.4%	61.4%
Other financial assets	(0.3)	(2.3)	3.3	N.A	N.A
Recovery of charged-off financial assets	(133.7)	(132.5)	(128.6)	-2.9%	-3.8%
Net impairment loss on financial assets	786.5	1,235.3	1,360.1	10.1%	72.9%
Net interest income, after impairment losses	762.3	295.0	320.3	8.6%	-58.0%

Income from commissions and fees
Banking fees (1)	664.4	704.2	678.9	-3.6%	2.2%
Trust activities	122.9	112.9	120.3	6.6%	-2.1%
Pension and severance fund management	250.0	204.7	281.9	37.7%	12.8%
Bonded warehouse services	47.3	45.7	45.8	0.2%	-3.2%
Income from commissions and fees	1,084.5	1,067.5	1,126.9	5.6%	3.9%
Expenses from commissions and fees	242.2	300.6	234.6	-22.0%	-3.2%
Net income from commissions and fees	842.3	766.9	892.3	16.3%	5.9%

Income from sales of goods and services	2,927.5	3,077.9	2,592.5	-15.8%	-11.4%
Costs and expenses from sales of goods and services	1,763.8	2,280.6	1,769.1	-22.4%	0.3%
Gross profit from sales of goods and services	1,163.6	797.3	823.4	3.3%	-29.2%

Total trading investment income	591.0	708.8	301.4	-57.5%	-49.0%
Total derivatives income	(672.3)	(506.5)	(57.8)	-88.6%	-91.4%
Net trading income	(81.3)	202.3	243.6	20.4%	N.A
Net income from other financial instruments mandatory at FVTPL	93.9	76.6	104.5	36.4%	11.2%

Other income
Foreign exchange gains (losses), net	488.5	251.5	31.9	-87.3%	-93.5%
Net gain on sale of investments and OCI realization	27.5	44.5	53.4	20.0%	93.9%
Gain on the sale of non-current assets held for sale	1.1	12.0	3.9	-67.4%	N.A.
Income from non-consolidated investments (2)	214.5	85.9	225.5	162.5%	5.1%
Net gains on asset valuations	0.0	90.1	8.1	-91.1%	N.A.
Other income from operations	144.2	174.8	86.6	-50.5%	-40.0%
Total other income	875.9	658.7	409.3	-37.9%	-53.3%

Other expenses
Loss on the sale of non-current assets held for sale	0.2	0.1	0.4	N.A.	124.1%
Personnel expenses	773.4	748.6	768.8	2.7%	-0.6%
General and administrative expenses	1,087.2	1,182.3	1,088.9	-7.9%	0.2%
Depreciation and amortization	166.6	167.4	172.6	3.1%	3.6%
Impairment loss on other assets	0.4	2.6	1.0	-62.7%	159.1%
Other operating expenses	49.2	75.9	62.9	-17.1%	27.7%
Total other expenses	2,077.0	2,177.0	2,094.6	-3.8%	0.8%

Net income before income tax expense	1,579.8	619.7	698.8	12.8%	-55.8%
Income tax expense	532.6	251.1	225.7	-10.1%	-57.6%
Net income for the period	1,047.3	368.6	473.1	28.4%	-54.8%

Net income for the period attibutable to:

Non-controlling interest	622.2	285.7	359.4	25.8%	-42.2%

Net income attributable to owners of the parent	425.1	82.9	113.7	37.2%	-73.2%

(1)Includes	commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)	Includes share of profit of equity accounted investees, net of tax, and dividend income.

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

26

Report of 1Q2024 Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	1Q23	4Q23	1Q24	Δ
				1Q24 vs. 4Q23	1Q24 vs. 1Q23

Current assets

Cash and cash equivalents	166.1	157.3	159.5	1.4%	-4.0%
Trading securities	0.2	0.3	0.3	5.1%	38.7%
Financial assets at amortized cost	0.0	18.7	18.8	0.5%	N.A
Accounts receivable from related parties	1,029.9	445.0	760.8	71.0%	-26.1%
Taxes paid in advance	6.9	6.0	4.3	-27.8%	-37.4%
Other accounts receivable	0.0	0.0	0.0	-35.5%	42.9%
Other non-financial assets	0.1	0.1	0.1	43.7%	49.5%
Total current assets	1,203.1	627.3	943.9	50.5%	-21.5%

Non-current Assets
Investments in subsidiaries and associates	18,082.6	18,645.2	18,317.6	-1.8%	1.3%
Accounts receivable from related parties	1,454.4	1,032.0	1,037.4	0.5%	-28.7%
Property and equipment, net	3.2	2.4	2.0	-16.1%	-37.7%
Deferred tax assets	0.1	0.3	0.3	6.5%	138.7%
Total non-current Assets	19,540.4	19,679.9	19,357.3	-1.6%	-0.9%
Total assets	20,743.5	20,307.2	20,301.2	0.0%	-2.1%

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	21.0	20.9	20.3	N.A	-3.4%
Outstanding bonds at amortized cost	14.3	237.2	245.2	3.4%	N.A.
Accounts payable	1,129.6	364.0	678.0	86.3%	-40.0%
Employee benefits	2.3	2.9	2.7	-6.9%	15.5%
Tax liabilities	8.6	13.3	10.8	-19.2%	24.8%
Other non-financial liabilities	1.2	1.2	1.2	0.0%	0.0%
Total current liabilities	1,177.1	639.5	958.2	49.8%	-18.6%

Long-term liabilities
Borrowings at amortized cost	1,749.3	1,525.8	1,530.8	0.3%	-12.5%
Outstanding bonds	1,124.5	900.0	900.0	0.0%	-20.0%
Total long-term liabilities	2,873.8	2,425.8	2,430.8	0.2%	-15.4%
Total liabilities	4,050.9	3,065.3	3,389.0	10.6%	-16.3%

Shareholders' equity
Total shareholders' equity	16,692.6	17,241.9	16,912.2	-1.9%	1.3%

Total liabilities and shareholders' equity	20,743.5	20,307.2	20,301.2	0.0%	-2.1%

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	0	1Q23	4Q23	1Q24	0	Δ
						1Q24 vs. 4Q23	1Q24 vs. 1Q23
Operating revenue
Equity method income, net		412.5	83.9	119.4		42.3%	-71.1%
Other revenue from ordinary activities		116.6	101.9	107.3		5.2%	-8.0%
Total operating revenue		529.1	185.8	226.7		22.0%	-57.2%

Expenses, net
Administrative expenses		18.7	22.2	22.9		3.5%	22.6%
Other expenses		-0.1	-0.4	0.0		-101.6%	-106.1%
Losses from exchange differences		-0.1	1.1	0.0		-97.3%	-122.3%
Operating income		510.6	163.0	203.7		25.0%	-60.1%

Financial expenses		81.5	79.4	73.1		-7.9%	-10.3%

Earnings before taxes		429.1	83.6	130.6		56.2%	-69.6%
Income tax expense		13.2	7.6	11.0		45.8%	-16.3%

Net income		415.9	76.1	119.6		57.3%	-71.2%

Net income		415.9	76.1	119.6		57.3%	-71.2%

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

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Report of 1Q2024

Investor Relations Contact

INVESTORRELATIONS@grupoaval.com

Nicolás Noreña

Financial Planning and Investor Relations Sénior Manager

Tel: 601 743 32 22 x 23400

E-mail: nnorena@grupoaval.com

Simón Franky

Investor Relations and Finance Director

Tel: 601 743 32 22 x 23351

Email sfranky@grupoaval com

Alejandro Mermeo

Financial Planning and Investor Relations Analyst

Tel: 601 743 32 22 x 2337

Email mpalacio@grupoaval com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel